August 9, 2011

Via EDGAR

Mr. Kevin L. Vaughn

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-5549

RE:	Rochester Medical Corporation

Form 10–K for the fiscal year ended September 30, 2010

Filed December 10, 2010

File No. 0–18933

Dear Mr. Vaughn:

This letter contains the responses of Rochester Medical Corporation, a Minnesota corporation (the “Company”), to the comments received by letter, dated July 28, 2011 (the “SEC Letter”), from the Staff of the Securities and Exchange Commission (the “Commission”) related to the above–referenced filing. For ease of reference, the Company has set forth below the numbered comments of the SEC Letter, followed by the Company’s response.

Form 10–K for fiscal year ended September 30, 2010

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Stock Performance Graph, page 22

1.	The first paragraph here mentions different indices than the indices mentioned in tables on this page. Please reconcile, and tell us how your disclosure is consistent with Regulation S-K Item 201(e)(4).

The reference in the first paragraph to the “Hemscott Group” should be to the “Morningstar Group”, and thereby consistent with the indices mentioned in the tables. It is our understanding that Morningstar acquired the Hemscott Group, and that the Hemscott name has been phased out. In future filings, the correct index name will be used.

Management’s Report on Internal Control over Financial Reporting, page 36

2.	We note your statement that “management believes that the company maintained effective internal control over financial reporting as of September 30, 2010.” Please revise future filings to provide clear disclosure of management’s conclusion regarding your internal controls over financial reporting.

In future filings, clear disclosure will be provided of management’s conclusion regarding our internal controls over financial reporting.

Notes to Consolidated Financial Statements, page 45

Note 2. Summary of Significant Accounting Policies, page 45

— Marketable Securities, page 45

3.	For your outstanding marketable securities portfolio, we note the disclosures presented by each major security type for the fiscal year ended September 30, 2010. In future filings, please revise this note to include such disclosures “as of each date for which a statement of financial position is presented” pursuant to paragraph 320-10-50-2 of FASB Accounting Standards Codification.

In future filings, we will revise the note to include such disclosures “as of each date for which a statement of financial position is presented” pursuant to paragraph 320-10-50-2 of FASB Accounting Standards Codification.

— Revenue Recognition, page 48

4.	With reference to prior comment 9 in our letter dated March 9, 2009, we note that you have provided disclosure on post-shipment obligations to, and acceptance provisions for, your customers, including distributors you contract with in certain markets. In future filings, as previously requested, please expand your disclosure in this note to explain the nature and significant terms of your arrangement with these distributors.

In future filings, we will expand our disclosure to explain the nature and significant terms of our arrangements with distributors.

Note 11, Geographic Area Data, page 58

5.	We note your disclosures of sales and long-lived assets by geographic location. If revenues from external customers or long-lived assets attributed to an individual foreign country within the Europe geographic market are material, please revise future filings to separately disclose those revenues or long-lived assets. In light of the effective date of the acquisition of Laprolan B.V. located in the Netherlands, this comment also applies to Form 10-Q for the quarterly period ended March 31, 2011. Refer to paragraphs 280-10-50-41(a) and (b) of the FASB Accounting Standards Codification.

In future filings, we will separately disclose revenues from external customers or long-lived assets attributed to an individual foreign country within the Europe geographic market if material.

6.	We note your disclosure of long-lived assets by geographic area includes goodwill and intangible assets. Please revise future filings to disclose tangible long-lived assets by geographic area. Refer to the guidance in paragraph 280-10-55-23 of the FASB Accounting Standards Codification.

In future filings, we will disclose tangible long-lived assets in addition to goodwill and intangible assets by geographic area.

In addition, the Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning our responses, please feel free to contact me by telephone at (507) 533–9607, by email at djonas@rocm.com or by fax at (507) 533–9725.

Sincerely,

/s/ David A. Jonas
Chief Financial Officer
Rochester Medical Corporation